UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              Telecom Italia S.p.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Shares of euro 0.55 par value each
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87927W10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Cristiana Vibaldi
                                MEDIOBANCA S.p.A.
                           Piazzetta Enrico Cuccia, 1
                               20121 Milan, Italy
                                011.39.02.8829.1
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                                Domenico Fanuele
                             Shearman & Sterling LLP
                               Via Borgognona, 47
                                00187 Rome, Italy
                               011.39.06.697.6791

                                October 18, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                                 (Page 1 of 10)

                                  SCHEDULE 13D

-----------------------                                   ----------------------
                                                          Page 2 of 10 Pages
-----------------------                                   ----------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Mediobanca - Banca di Credito Finanziario S.p.A.
       Not Applicable
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a)|_|
       (b)|X|*
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
       SOURCE OF FUNDS (See Instructions)
  4
       See Item 4.
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Italy
--------------------------------------------------------------------------------

                            7      SOLE VOTING POWER

        NUMBER OF                  206,464,069
         SHARES       ----------------------------------------------------------
      BENEFICIALLY          8      SHARED VOTING POWER
        OWNED BY
          EACH                     Not Applicable
       REPORTING      ----------------------------------------------------------
         PERSON             9      SOLE DISPOSITIVE POWER
          WITH
                                   206,464,069
                      ----------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                          10
                                  Not Applicable
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       206,464,069
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.54%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

BK
--------------------------------------------------------------------------------
* Mediobanca - Banca di Credito Finanziario S.p.A. (the "Reporting Person") expressly disclaims that it is a member of a "group" as such term is used in
Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") or Rule 13d-5(b)(1) thereunder. As detailed in Item 5 of this Statement, if a "group" consisting of the parties to the 2006 Shareholders Agreement (as such term is defined in Item 3 of this Statement) were deemed to exist, the Reporting Person would be deemed to beneficially own, and be deemed to share the power to vote or direct the voting of all of the Telecom Italia Shares (as such term is defined in Item 1 of this Statement) owned by the members of such deemed group, which would be 3,104,389,492 Telecom Italia Shares, representing 23.2% of the Telecom Italia Shares outstanding as of the date of the 2006 Shareholders Agreement.

1.   Security and Issuer.

The equity securities to which this statement relates are the common shares, par value euro 0.55 per share (the "Telecom Italia Shares"), of Telecom Italia S.p.A. ("Telecom Italia"), a corporation organized under the laws of Italy, whose principal executive offices are located in Piazza degli Affari 2, 20123 Milan, Italy.

2.   Identity and Background.

This Schedule is being filed by MEDIOBANCA - Banca di Credito Finanziario Societa per Azioni, in abbreviated form MEDIOBANCA S.p.A (the "Reporting Person"), a corporation organized under the laws of Italy, whose head office and principal executive offices are located in Piazzetta Enrico Cuccia 1, 20121 Milan, Italy. The principal business of the Reporting Person is to raise funds and provide credit in any of the forms permitted, especially medium- and long-term credit to corporations. Within the limits permitted under current European and Italian banking regulations, the Reporting Person may execute all banking, financial and intermediation-related transactions and/or services and carry out any transaction deemed to be instrumental to or otherwise connected with the achievement of its corporate purpose.

The names, citizenship, business addresses and principal occupations or employments of the executive officers and directors of the Reporting Person are set forth in Annex A, which is incorporated herein by reference.

During the last five years, neither the Reporting Person nor, to the Reporting Persons's best knowledge, any of the persons listed in Annex A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.   Source and Amount of Funds or Other Considerations.

This Schedule relates to the deemed acquisition by the Reporting Person of beneficial ownership of Telecom Italia Shares beneficially held by such Reporting Person resulting from an agreement entered into by Pirelli & C S.p.A., Edizione Holding S.p.A., Edizione Finance International S.A., Assicurazioni Generali S.p.A., Olimpia S.p.A. and the Reporting Person, on October 18, 2006 (the "2006 Shareholders Agreement") pursuant to which such shareholders may be deemed to have formed a "group" with respect to the Telecom Italia Shares for purposes of Section 13(d) of the Act, as a result of which the Reporting Person may be deemed to beneficially own the Telecom Italia Shares owned by the remaining parties to the 2006 Shareholders Agreement. See also Item 5. below.

Such deemed acquisition did not involve a purchase and as such no funds or other consideration were used in making such acquisition.

A summary of the 2006 Shareholders Agreement is contained in Item 6. below and a translation thereof is attached hereto as Exhibit 1.

4.   Purpose of Transaction.

This Schedule relates to the deemed acquisition by the Reporting Person of beneficial ownership of the Telecom Italia Shares beneficially held by such Reporting Person resulting from the 2006 Shareholders

Agreement, pursuant to which such shareholders may be deemed to have formed a "group" with respect to the Telecom Italia Shares for purposes of Section 13(d) of the Act.

Through the execution of the 2006 Shareholders Agreement, the Reporting Person intends, together with the other parties to such 2006 Shareholders Agreement, to ensure continuity and stability in the shareholding and governance structure of Telecom Italia, in order to foster its further development through economic and financial equilibrium to create value for all shareholders.

The Reporting Person intends to continuously review its holdings in Telecom Italia on a regular basis in light of the objectives of the parties to the 2006 Shareholders Agreement described above and, as a result thereof, in determining plans or proposals with respect to Telecom Italia, may at any time or from time to time determine to (a) acquire additional securities of Telecom Italia, through open market purchases, privately negotiated transactions or otherwise,
(b) dispose of any securities of Telecom Italia owned by it in the open market, in privately negotiated transactions or otherwise, or (c) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, Telecom Italia's business, financial condition and prospects, other developments concerning Telecom Italia and its businesses generally, other developments and other business opportunities available to the Reporting Person, developments with respect to the Reporting Person's business and general economic outlook, changes in law and government regulations, general economic conditions, and money, currency, commodity and stock market conditions, including the market price of the securities of Telecom Italia.

Other than as described above, the Reporting Person currently does not have any plans or proposals that would result in (a) the acquisition by any person of additional securities of Telecom Italia or the disposition of securities of Telecom Italia, (b) an extraordinary corporate transaction involving Telecom Italia or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of Telecom Italia or any of its subsidiaries, (d) any change in the present board of directors or management of Telecom Italia, (e) any material change in Telecom Italia's capitalization or dividend policy, (f) any material change in Telecom Italia's business or corporate structure, (g) any change in Telecom Italia's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of Telecom Italia by any person, (h) causing a class of Telecom Italia's securities to be deregistered or delisted, (i) a class of equity securities of Telecom Italia becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

5.   Interest in Securities of Telecom Italia.

The Reporting Person currently is the beneficial owner of, and, subject to the terms of the 2006 Shareholders Agreement, has sole voting and dispositive power over 206,464,069 Telecom Italia Shares, representing approximately 1.54% of the currently outstanding Telecom Italia Shares.

Pursuant to Rule 13(d)(5), the Reporting Person (as well as the other parties to the 2006 Shareholders Agreement) may be deemed to be the beneficial owner of all of the 3,104,389,492 Telecom Italia Shares beneficially owned in the aggregate by such parties (representing approximately 23.2% of the outstanding Telecom Italia Shares). The Reporting Person expressly disclaims being a member of a "group" as such term is used in Section 13(d)(3) of the Act, or Rule 13d-5(b)(1) thereunder, and expressly disclaims beneficial ownership of, or voting or dispositive power over, any Telecom Italia Shares beneficially or directly owned by the parties to the 2006 Shareholders Agreement which may be deemed to be beneficially owned by the Reporting Person solely by virtue of it being a party to the 2006 Shareholder Agreement.

The beneficial ownership of Telecom Italia Shares by the persons listed on Annex A, if any, is indicated next to such person's name in such Annex A. To the best knowledge of the Reporting Person, such persons have sole voting and dispositive power over their Telecom Italia Shares.

Except as set forth in this statement, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Annex A, is the beneficial owner of, or has the right to acquire, directly or indirectly, any Telecom Italia Shares, nor has the Reporting Person or, to the best knowledge of the Reporting Person, any of the persons listed in Annex A, effected any transactions in the Telecom Italia Shares during the 60 days prior to the date hereof.

(d) Not applicable.

(e) Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Telecom Italia.

On October 18, 2006, each of Pirelli & C., Edizione Holding, Edizione Finance, Olimpia S.p.A. ("Olimpia"), Assicurazioni Generali S.p.A. ("Generali") and the Reporting Person entered into the 2006 Shareholders Agreement relating to, among other things, certain Telecom Italia Shares held by each of Olimpia, Generali and the Reporting Person (collectively, the "Affected Parties") comprising, in aggregate, 23.2% of the total number of issued and outstanding Telecom Italia Shares. An English translation of the 2006 Shareholders Agreement is filed as
Exhibit 1.

The 2006 Shareholders Agreement applies to (i) all of Telecom Italia Shares held by Olimpia, (ii) certain Telecom Italia Shares held by Generali (comprising 3.67% of the total number of issued and outstanding Telecom Italia Shares) and
(iii) certain Telecom Italia Shares held by the Reporting Person (comprising 1.54% of the total number of issued and outstanding Telecom Italia Shares). Telecom Italia Shares that are subject to the 2006 Shareholders Agreement are referred to below as "Affected Shares".

The parties to the 2006 Shareholders Agreement agree to form a board of representatives (the "Shareholders Board") which has certain decision-making functions under the agreement. Each of Generali and the Reporting Person (and any additional party that is admitted to the agreement in the future) will have the right to appoint one member to the Shareholders Board, and Olimpia will have the right to appoint a number of members equal to the aggregate of the number of all other members of the Shareholders Board. Olimpia will also have the right to appoint the chairman of the Shareholders Board. The Shareholders Board will meet prior to each shareholders meeting of Telecom Italia to discuss all matters that are scheduled to be voted upon by the holders of Telecom Italia Shares at such shareholders meeting. If the members of the Shareholders Board unanimously agree on how the Affected Shares shall be voted in relation to a particular matter, then each of the Affected Parties will be required to vote all of its Affected Shares in that manner. If the members of the Shareholders Board do not unanimously agree as to how the Affected Shares shall be voted, then the Affected Parties will be free to vote the Affected Shares held by them at their own discretion.

During the term of the 2006 Shareholders Agreement, each of the Affected Parties is prohibited from transferring more than 20% of the number of Affected Shares that it owns as of the date of the agreement (whether directly, or through derivative or other arrangements that have the effect of transferring the economic risks or benefits associated with the ownership of such shares).

Each of the Reporting Person and Generali may acquire additional Telecom Italia Shares, provided that such party does not at any time hold an aggregate number of Telecom Italia Shares that exceeds by more than 25% the number of Affected Shares held by such party as of the date of execution of the 2006 Shareholders Agreement. Any Telecom Italia Shares so acquired by the Reporting Person or Generali will be deemed Affected Shares.

No party to the 2006 Shareholders Agreement may purchase any Telecom Italia Shares without first notifying the Shareholders Board and the other parties to the 2006 Shareholders Agreement. Also, each party must promptly notify the Shareholders Board and each other party in the event that it transfers any Telecom Italia Shares.

Under the 2006 Shareholders Agreement, each of Generali and the Reporting Person has certain rights of first refusal that are triggered in the event that Olimpia proposes to transfer all (but not less than all) of its Telecom Italia Shares to any third party. However, such rights of first refusal will not arise if the applicable third party acquiror also offers to acquire Telecom Italia Shares held by Generali and/or the Reporting Person on the same terms and conditions that it proposes to acquire Telecom Italia Shares held by Olimpia. Generali and the Reporting Person also have rights of first refusal that are triggered in the event that Pirelli & C. (whether acting alone or together with Edizione Finance or Edizione Holding) proposes to transfer more than 50% of the issued and outstanding shares of Olimpia to a third party.

Olimpia is required to promptly consult with each of Generali and the Reporting Person if (i) any third party makes an offer to become a shareholder of Olimpia by making a capital contribution thereto in the form of Telecom Italia Shares and (ii) such capital contribution would result in Olimpia's aggregate holding of Telecom Italia Shares being in excess of a certain threshold prescribed under applicable Italian law so as to require Olimpia to make a mandatory tender offer for Telecom Italia Shares. In that event, Generali and the Reporting Person will have the option to either (i) become shareholders of Olimpia by contributing their respective Telecom Italia Shares thereto on the same terms and conditions proposed by the third party or (ii) reduce their respective holdings of Telecom Italia Shares by such amount as may be necessary to ensure that Olimpia is not required under applicable Italian law to make a tender offer for Telecom Italia Shares. If Generali and the Reporting Person do not (within such reasonable time as Olimpia may stipulate) commit to take those actions set forth in either of clauses (i) and (ii) in the immediately preceding sentence, then Olimpia may accept the offer of the third party and terminate the Shareholders Agreement.

The 2006 Shareholders Agreement has an initial term of three years, and shall automatically be renewed for successive periods of three years unless any party delivers a notice of termination to each other party at least three months prior to the expiration of the then-current term.

The 2006 Shareholders Agreement provides that holders of 0.5% or more of the total number of issued and outstanding Telecom Italia Shares may be admitted as additional parties to the agreement from time to time with the unanimous consent of the existing parties thereto.

Pirelli & C., Edizione Holding, Edizione Finance, Generali and the Reporting Person issued a joint press release concerning the 2006 Shareholders Agreement on October 18, 2006, a copy of which is filed as Exhibit 2.

7.   Materials to be Filed as Exhibits.

Exhibit 1: Shareholders Agreement, dated as of October 18, 2006, by and among Pirelli & C, Edizione Holding, Edizione Finance, Olimpia, Generali and Mediobanca. (English translation)

Exhibit 2: Joint Press Release, dated as of October 18, 2006, issued by Pirelli & C, Edizione Holding, Edizione Finance, Olimpia, Generali and Mediobanca.

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: October 30, 2006



                                      /s/ Renato Pagliaro
                                 -----------------------------------------------

                                                   Signature



                                   Renato Pagliaro
                                 -----------------------------------------------
                                   Co-General Manager and Corporate Secretary
                                 -----------------------------------------------

                                                   Name/Title







                                      /s/ Cristiana Vibaldi
                                 -----------------------------------------------

                                                   Signature



                                      Cristiana Vibaldi
                                 -----------------------------------------------
                                      Middle Manager - Authorized Signatory
                                 -----------------------------------------------

                                                   Name/Title

                                     ANNEX A

               REPORTING PERSON'S EXECUTIVE OFFICERS AND DIRECTORS


All of the persons listed below are of Italian citizenship, other than the following: Messrs. Rampl and Strutz (German), Messrs. Azema, Ben Ammar, Bernheim and Bollore (French).


----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Telecom Italia
    Office     Name and                Place and           Term     Principal activities performed by                 Shares
               surname               date of birth        expires   the Directors outside Mediobanca               Beneficially
                                                                                                                       Owned
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    None
              Gabriele GALATERI        Rome, Italy                  Deputy Chairman Assicurazioni Generali
  Chairman        di GENOLA         January 11, 1947       2009     Deputy Chairman RCS MediaGroup
                                                                    Director IFI
----------------------------------------------------------------------------------------------------------------------------------
   Deputy       Cesare GERONZI        Marino, Italy        2007     Chairman Capitalia                              None*
  Chairman                          February 15, 1935
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    None
   Deputy        Dieter RAMPL        Munich, Germany       2009     Chairman and Member of Executive
  Chairman                          September 5, 1947               Committee UniCredito
----------------------------------------------------------------------------------------------------------------------------------
  Director       Matteo ARPE          Milan, Italy         2009     Managing Director Capitalia                      **
                                    November 3, 1964
----------------------------------------------------------------------------------------------------------------------------------
  Director        Jean AZEMA         Pantin, France        2009     General Manager Groupama                         **
                                    February 23, 1953
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    None
  Director     Tarak BEN AMMAR       Tunis, Tunisia        2009     Chairman and General Manager,
                                      June 12, 1949                 Quinta Communications
----------------------------------------------------------------------------------------------------------------------------------
                                                                    Chairman Edizione Holding                    1,946,250
  Director    Gilberto BENETTON      Treviso, Italy        2008     Chairman Autogrill
                                      June 19, 1941                 Deputy Chairman Telecom Italia
                                                                    Director Autostrade
----------------------------------------------------------------------------------------------------------------------------------
                                                                    Chairman Assicurazioni Generali                189,939
                                                                    Deputy Chairman LVMH
  Director     Antoine BERNHEIM       Paris, France        2008     Deputy Chairman Bollore
                                    September 4, 1924               Investissement
                                                                    Director Banca Intesa
                                                                    Director Christian Dior
----------------------------------------------------------------------------------------------------------------------------------
                                        Boulogne                    Chairman and General Manager                      **
  Director     Vincent BOLLORE     Billancourt, France     2009     Group Bollore
                                      April 1, 1952



                                  Page 9 of 10

----------------------------------------------------------------------------------------------------------------------------------
                                                                    Managing Director Pirelli & C.                   None
  Director       Carlo BUORA          Milan, Italy         2008     Managing Director Telecom Italia
                                      May 26, 1946
----------------------------------------------------------------------------------------------------------------------------------
                                   Casale Monferrato,                                                             7,239***
  Director    Giancarlo CERUTTI           Italy                     Managing Director Officine
                                      September 28,        2008     Meccaniche Giovanni Cerutti
                                          1950
----------------------------------------------------------------------------------------------------------------------------------
                                                                    Chairman Immsi                                235,777
  Director    Roberto COLANINNO       Mantua, Italy        2007     Chairman Piaggio & C.
                                     August 16, 1943
----------------------------------------------------------------------------------------------------------------------------------
  Director       Ennio DORIS         Tombolo, Italy        2009     Managing Director Mediolanum                    None
                                      July 3, 1940
----------------------------------------------------------------------------------------------------------------------------------
                                                                    Chairman IFI                                      **
  Director    Gianluigi GABETTI       Turin, Italy         2007     Chairman and Managing Director
                                     August 29, 1924                IFIL
----------------------------------------------------------------------------------------------------------------------------------
                                                                    Lawyer                                          None
                                       Rome, Italy         2007     Chairman Banca di Roma
  Director    Berardino LIBONATI      March 8, 1934                 Director Pirelli & C.

----------------------------------------------------------------------------------------------------------------------------------
  Director     Jonella LIGRESTI       Milan, Italy         2007     Chairman Fondiaria - SAI                         671
                                     March 23, 1967
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    None
                                   Novi Ligure, Italy               Deputy Chairman UniCredito Italiano
  Director    Fabrizio PALENZONA    September 1, 1953      2008     Director Fondazione
                                                                    Cassa di Risparmio di Alessandria
----------------------------------------------------------------------------------------------------------------------------------
                    Carlo             Milan, Italy                  Director and General Manager                    None
  Director         PESENTI           March 30, 1963        2008     Italmobiliare
                                                                    Managing Director Italcementi
----------------------------------------------------------------------------------------------------------------------------------
                                                                    Managing Director UniCredito                    None
  Director    Alessandro PROFUMO      Genoa, Italy         2008     Italiano
                                    February 17, 1957
----------------------------------------------------------------------------------------------------------------------------------
                                                                    CFO of Supervisory Board                        None
  Director       Eric STRUTZ         Mainz, Germany        2008     Commerzbank International
                                    December 13, 1964
----------------------------------------------------------------------------------------------------------------------------------
  General          Alberto            Milan, Italy          Not     General Manager of the Reporting                None
  Manager           NAGEL             June 7, 1965      applicable  Person
----------------------------------------------------------------------------------------------------------------------------------
 Co-General    Renato PAGLIARO        Milan, Italy          Not     Co-General Manager of the Reporting             None
  Manager                           20 February 1957    applicable  Person
----------------------------------------------------------------------------------------------------------------------------------

       * On September 27, 2006, Mr Geronzi sold 5,280 Telecom Italia Shares in a market transaction.

       ** Not available.

       *** On October 30, 2006, Mr Cerutti acquired 7,000 Telecom Italia Shares in a market transaction.

Exhibit No.    Description


Exhibit 1 Shareholders Agreement, dated as of October 18, 2006, by and among Pirelli & C, Edizione Holding, Edizione Finance, Olimpia, Generali and Mediobanca. (English translation)

Exhibit 2 Joint Press Release, dated as of October 18, 2006, issued by Pirelli & C, Edizione Holding, Edizione Finance, Olimpia, Generali and Mediobanca.

                                                                       Exhibit 1

                             SHAREHOLDERS' AGREEMENT

                                     BETWEEN

Pirelli & C S.p.A., a company organised under the laws of Italy, having its registered office in Milan, Via Gaetano Negri, 10, registered in the Register of Enterprises of Milan at no. 00860340157, as represented by its legal representative Marco Tronchetti Provera ("Pirelli");

                                       AND

Edizione Holding S.p.A., a company organised under the laws of Italy, having its registered office in Treviso, Calmaggiore 23, registered in the Register of Enterprises of Treviso at no. 00778430264, as represented by its legal representative Gilberto Benetton ("Edizione Holding"), and Edizione Finance International S.A., a company organised under the laws of Luxembourg, currently owned by 100% of its share capital by Edizione Holding, having its registered office in Luxembourg, Place d'Armes 1, registered in the Chamber of Commerce of Luxembourg at no. B77504, as represented by its legal representative Gustave Stoffel (individually "Edizione Finance" and together with Edizione Holding, "Edizione");

                                       AND

Olimpia S.p.A., a company organised under the laws of Italy, having its registered office in Milan, Viale Sarca 222, registered in the Register of Enterprises of Milan at no. 03232190961, as represented by its Director Carlo Buora ("Olimpia");

                                       AND

Assicurazioni Generali S.p.A., a company organised under the laws of Italy, having its registered office in Trieste, Piazza Duca degli Abruzzi 2, registered in the Register of Enterprises of Trieste at no. 00079760328, as represented by its legal representatives Raffaele Agrusti e Michele Amendolagine ("Generali ");

                                       AND

Mediobanca S.p.A., a company organised under the laws of Italy, with registered office in Milan, Piazzetta Enrico Cuccia 1, registered in the Register of Enterprises of Milano at no. 00714490158, as represented by its legal representatives Alberto Nagel e Renato Pagliaro ("Mediobanca");



For the purposes of this shareholder's agreement (the "Agreement"), hereinafter individually referred to as a "Party", and collectively as "Parties", and Pirelli and Edizione jointly indicated as "Olimpia Shareholders".

                                     WHEREAS

A    Olimpia Shareholders hold an interest in Olimpia, equal to 80% for Pirelli and equal to 20% for Edizione; in particular, Edizione Holding holds an interest equal to 9,38%, which from the date of effectiveness of the partial demerger already resolved but not yet executed shall be amalgamated into Sintonia S.p.A, which shall undertake all the obligations provided for in this Agreement, and Edizione Finance, which at the time of effectiveness of the demerger shall be controlled by 100% by Sintonia S.p.A, holds an interest equal to 10,62%.

B   Olimpia, Generali e Mediobanca are shareholders of Telecom Italia S.p.A., a company having its registered office in Milan, Piazza degli Affari n. 2, registered in the Register of Enterprises of Milan at no. 00488410010 ("Telecom" or the "Company"), and tie-up in this Agreement the Telecom Italia Shares of the Company as hereinafter indicated:

-----------------------------------------------------------------------
                         no. of Telecom Italia           % on ordinary
                              Shares                       capital
-----------------------------------------------------------------------
Olimpia                  2,407,345,359                 17.99%
-----------------------------------------------------------------------
Gruppo Generali            490,580,064                  3.67%
-----------------------------------------------------------------------
Mediobanca                 206,464,069                  1.54%
-----------------------------------------------------------------------
Total                    3,104,389,492                 23.20%
-----------------------------------------------------------------------

C   The Parties intend to execute this Agreement which provisions, besides establishing legally binding obligations, are founded and pursue mutual commitments of honour.

Now therefore,

                         IT IS HEREBY AGREED AS FOLLOWS

1. The Parties intend to ensure continuity and stability of the proprietary structure and governance of the Telecom Group. The objective is to sustain its industrial development, both in Italy and abroad, in a context of economic and financial equilibrium for the best creation of value for Telecom shareholders.

2. This Agreement is open to be joined by new parties sharing its spirit and objectives, subject to the condition that such new parties own an interest of at least 0,5% of Telecom ordinary share capital and it being understood that the acceptance of any such new parties shall be subject to the unanimous approval of all Parties.

3. The Telecom shares tied-up in this Agreement are those indicated in whereas B (percentages are calculated, at the second decimal, against the number of outstanding Telecom Italia Shares of the Company on the date of execution of this Agreement). Any Telecom shares resulting from the exercise of option rights or from the conversion/exercise of financial instruments deriving from the exercise of the option rights pertaining to the shares already tied-up shall also be tied-up in this Agreement.

4. There is no person who, by virtue of this Agreement, exercises control on the Company pursuant to article 93 of TUF.

5. This Agreement is managed by a body (the "Board"), in office for the whole duration of the Agreement and made up of an even number of members, half of which are appointed by Olimpia and one (1) each by the other Parties except for Pirelli and Edizione. The Chairman of the Board (the "Chairman") is designated by Olimpia.

The Chairman calls and chairs the meetings of the Board. The post of Secretary of the Board is assigned to a person designated by the Chairman approved by the Parties. The Board shall meet, upon a call of the Chairman delivered with at least (2) two-days of notice and, in case of urgency, with at least (24) twenty-four-hours of notice:
- prior to each ordinary and extraordinary shareholders' meeting of Telecom;
- on the initiative of the Chairman or pursuant to a request of at least two Parties;
-        to resolve upon the admission of new parties to the Agreement;
-        to resolve on the possible termination of the Agreement.

The Board resolves on an unanimous basis.

The Parties undertake to each other that they will cast the vote pertaining to the shares tied-up in this Agreement in accordance with the directions unanimously adopted by the Board. Should any decision relating to matters falling within the power of the shareholders' meeting of Telecom not be taken unanimously by the Board, the dissenting Party shall have the discretion to exercise freely its voting rights in Telecom shareholders' meeting.

6. Save for the unanimous consent of all the Parties and for what provided under article 7, for the duration of this Agreement each Party which has tied-up Telecom shares to this Agreement as per article 3 undertakes that it shall not transfer (and shall procure that no transfer is made) of any such Telecom shares except for a maximum of 20% of the holding tied-up in this Agreement by each of the Parties at the time of its execution as per whereas B; save for the possibility to repurchase any such Telecom shares (which shall be tied-up again to this Agreement) within said 20% limit. For the purposes of this Agreement, "transfer" shall mean (i) any sort of sale, both universal and singular, for free and for consideration, and (ii) any transaction, act or agreement, universal or singular, for free or for consideration, by virtue of which it is achieved directly or indirectly (also through the transfer of holdings in companies which hold directly or indirectly Telecom shares tied-up in this Agreement) the direct or indirect transfer of the ownership (also by way of the execution of derivatives or other kinds of agreements, which effect is to transfer to third parties the financial exposure to the ownership of the tied-up shares) or of any other right arising out or anyway connected to such shares. It is understood that any transfer and/or any subsequent repurchase of Telecom shares within the above-mentioned limits shall be promptly communicated to the Board and to the Parties. It is also understood that Olimpia shall not be prevented by this paragraph from creating a pledge on Telecom shares in fulfilment of obligations already existing at the date of execution of this Agreement.

In derogation of the previous paragraph, the transfer of the tied-up shares of a Party shall be permitted within the reference group of such Party, as long as the transferee is controlled directly or indirectly, by the transferor and the transferee undertakes the obligations provided in this Agreement. For the purposes of this provision, control shall be deemed existing only in the case provided for by article 2359, paragraph 1, no. 1), of the Italian Civil Code.

In further derogation of the first paragraph, should Olimpia intend to transfer the entire (and not part of the) interest held by same in Telecom to one or more third party purchasers, acting in concert with each other, who have submitted an offer to buy, Olimpia shall allow that Generali and Mediobanca exercise a right of first refusal on such interest, by notifying through registered mail to Generali and Mediobanca the economic terms offered for the purchase of the interest and the term (which shall in no event be prior to fifteen (15) days from receipt of the notice) within which the right of first refusal can be exercised.

Generali and Mediobanca shall be entitled to exercise the right of first refusal jointly, on a pro-rata basis, or individually for the entire participation held by Olimpia in Telecom and at the same economic terms offered by the third party purchaser/s, through registered mail to be received by Olimpia within the term indicated by same in accordance with the previous paragraph.

The closing of the purchase of the shares upon which Generali and/or Mediobanca shall have exercised the right of first refusal shall be made within thirty (30) days from the date on which Olimpia has received the relevant notice of exercise.

It is hereby understood that Generali and/or Mediobanca shall not be entitled to exercise their right of first refusal where Olimpia shall have obtained that the third party purchaser/s commit to purchase, in addition to the Telecom shares held by Olimpia, also the Telecom shares tied-up to this Agreement by Generali and/or Mediobanca at the same terms and conditions offered to Olimpia. If such event, Generali and/or Mediobanca shall be free to elect whether to transfer the Telecom shares tied-up by same to this Agreement to the third party purchaser/s, at the conditions determined in the offer of the third party purchaser/s, or rather to refuse the offer thus determining the final forfeiture of their right of first refusal. The decision to accept or rather refuse the offer shall be notified by Generali and/or Mediobanca to Olimpia through registered mail to be received by Olimpia within the term indicated by the latter in the notice communicating the offer of the third party purchaser/s, which term shall never be less than fifteen (15) days.

In the case of lack of exercise of the right of first refusal or of its forfeiture, or in the case of non performance of the obligation to purchase the shares on which the right of first refusal has been exercised by them (and save in the latter case for the right of Olimpia to compensation for any damages), Olimpia shall be free to sell its interest to the third party purchaser/s at the conditions determined in the offer.

In case of transfer of the interest of Olimpia to Generali and/or Mediobanca, or rather to the third party purchaser/s, this Agreement shall be deemed terminated as from the date of the relevant transfer.

7. Except for what is provided for under article 6 with respect to the possible transfer and subsequent repurchase of Telecom shares within the limit of 20% of the shares tied-up to this Agreement, each of Generali and Mediobanca shall be entitled to purchase, directly or indirectly, additional Telecom shares (which shall also be tied-up to this Agreement for the period during which they are owned) exclusively up to a maximum of 25% of the Telecom shares tied-up to this Agreement by each of them as per whereas B, and provided further that this does not result in exceeding the relevant thresholds under mandatory tender offer statute as applicable from time to time. For the calculation of the aforesaid 25% limit, the Telecom shares owned by Mediobanca and Generali on the date of execution of this Agreement and not tied-up to same shall be accounted for. Any purchase of Telecom shares by any of the Parties shall be previously communicated to the Board and to the Parties, whereas any transfer shall be promptly notified to the Board and to the Parties. On the date of execution of this Agreement each Party shall communicate to the Board and to the other Parties the amount of Telecom shares owned and not tied-up, or which may be purchased pursuant to its own initiative, by virtue of option, conversion or other kind of rights.

8. This Agreement shall be effective as from the date of execution and shall remain in force for a period of three (3) years, and therefore until 18 October 2009 (the "Three-year Term").

Starting from the expiring of the Three-year Term this Agreement shall be deemed to be tacitly renewed by three (3) further years and thereafter, unless any Party has previously delivered to the other Parties a notice of termination with three (3) months of notice.

9. Should any third parties offer to enter into Olimpia share capital by way of contribution in kind of an interest in Telecom, which where added to the interest of the Parties would take the aggregate interest to exceed the threshold provided for the triggering of a mandatory tender offer, Olimpia shall promptly consult with Generali and Mediobanca, which shall be entitled to either
(i) enter into Olimpia share capital by way of contribution in kind of their Telecom shares at the same conditions offered by the third party, or rather (ii) reduce their interest at a level so as to avoid that the threshold for the mandatory tender offer is passed. Should Generali and Mediobanca do not confirm their commitment to do any of the actions provided for under (i) and (ii) within the reasonable term indicated by Olimpia, then Olimpia shall be entitled to accept the offer of the third parties, and from the date of acceptance of the offer this Agreement shall be terminated.

10. No amendments of this Agreement shall be effective without the previous unanimous writing approval of all the Parties.

11. All notices to be made pursuant to this Agreement shall be made in writing through registered mail, anticipated by fax, to the following addresses or to those subsequently communicated in writing at the same conditions by each Party to the others:
As for as Pirelli:
[omissis]

As for as Edizione:
[omissis]

Edizione Finance International S.A.
[omissis]

As for as Olimpia:
[omissis]

As for as Generali:
[omissis]

As for as Mediobanca:
[omissis]

As for as the Board
c/o Secretary of the Agreement

12. This Agreement shall be construed and regulated under the laws of Italy. Any disputes deriving from or relating to this Agreement shall be resolved by way of ritual and de jure arbitration in accordance with the Regulation of the Chamber of National and International Arbitration of Milan, which the Parties confirm to know and to accept in their entirety.

13. This Agreement does not affect or modify and leaves as they are the existing agreements between Pirelli and Edizione and Olimpia and other Telecom shareholders and their relevant rights and obligations, as disclosed in conformity with applicable laws, which the Parties recognize to know; therefore, the provisions of this Agreement shall not restrict in any manner the possible transfer of Olimpia shares, save that Pirelli and Edizione shall communicate promptly to Generali and Mediobanca any such transfer to third parties. It is understood that any amendments to the existing agreements between Pirelli and Edizione and Olimpia and other Telecom shareholders shall be promptly communicated to the Parties and the Board.

However, it is hereby understood that should Pirelli, alone or jointly with Edizione, intend to sell to one or more third party purchasers, acting in concert, who have submitted an offer to purchase an interest in Olimpia exceeding 50%, the provisions concerning the right of first refusal of Generali and/or Mediobanca, its possible forfeiture and the termination of this Agreement provided for with reference to the Telecom shares under paragraphs from 3 to 8 of article 6, shall apply mutatis mutandis to said interest in Olimpia.

Milan, 18 October 2006

Pirelli

Edizione Holding

Edizione Finance

Olimpia

Generali

Mediobanca

                                                                       Exhibit 2


     JOINT PRESS RELEASE FROM PIRELLI & C. S.p.A., EDIZIONE HOLDING S.p.A.,
              EDIZIONE FINANCE INTERNATIONAL S.A., OLIMPIA S.p.A.,
               MEDIOBANCA S.p.A. AND ASSICURAZIONI GENERALI S.p.A.

           OLIMPIA, MEDIOBANCA AND GENERALI ENTER INTO A SHAREHOLDERS'
                          AGREEMENT ON TELECOM ITALIA

Milan, 18 October 2006 - Today Olimpia, Pirelli, Edizione Holding, Edizione Finance International, Mediobanca and Generali have executed a shareholder's agreement by way of which Olimpia, Mediobanca and Generali have tied-up a total of 23.2% of Telecom Italia Telecom Italia Shares.

Through the execution of the agreement, the Parties intend to ensure continuity and stability of the proprietary structure and governance of Telecom Italia Group, with the objective of sustaining its industrial development in a context of economic and financial equilibrium for the creation of value for all shareholders.

The agreement, which has a duration of three years, is managed by a Board of which all the Parties are members and which Chairman will be designated by Olimpia. The agreement provides in particular for the following:

o the obligation of the Parties to consult with each other on how to exercise their voting rights, prior to each shareholders' meeting of Telecom Italia, without prejudice to each Party's discretion to freely exercise its vote in Telecom shareholders' meetings where the Board of the pact do not unanimously agree;
o the possibility for new parties owning at least 0.5% in Telecom Italia to join the agreement;
o lock-up on theTelecom Italia shares tied-up in the pact, except for certain limited operational spaces;
o the possibility that Olimpia sells all of its equity investment, subject to a right of first refusal of Mediobanca and Generali; such right of first refusal shall not apply in the case of an offer to buy the shares held by Olimpia, Mediobanca and Generali; the same mechanism is applicable in the case of a sale by Pirelli, alone or jointly with Edizione, to third parties of an interest in Olimpia exceeding 50%; up to such threshold, sales by Pirelli, alone or jointly with Edizione, of Olimpia shares are not restricted;
o the possibility that Mediobanca and Generali purchase additional shares up to a maximum of 25% of the Telecom Italia shares contributed in the pact by each of them;
o the possibility that Olimpia increases its share capital by way of a contribution in kind of Telecom Italia shares by new shareholders.

The agreement, which is annexed in its entirety in the Italian version to this press release, will be published in conformity with applicable laws.